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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67236

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) ANDENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BHK SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 Lakeshore Drive, Suite 250
(No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Meredyth Hazzard	205-874-1002	robby.hazzard@bhkllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company CPAs
(Name – if individual, state last, first, and middle name)

505 North MurLen Road	Olathe	Kansas	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, MEREDYTH HAZZARD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BHK SECURITIES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

[signature]
Notary Public

Notary Public, Alabama State at Large
Melissa Norris Baldwin
Expires 6/7/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BHK Securities, LLC
Statements of Financial Condition
For the year ended December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BHK Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BHK Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BHK Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BHK Securities, LLC's management. Our responsibility is to express an opinion on BHK Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BHK Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as BHK Securities, LLC's auditor since 2017.

Olathe, Kansas
March 27, 2024

BHK Securities, LLC
Financial Statements
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	64,683
Deposits with clearing organizations		104,993
Receivables from brokers, dealers and clearing organizations		8,545
Investments, at fair value		203,991
Prepaid deposits and expenses		15,098
TOTAL ASSETS	$	397,310

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Wages payable		17,992
Accounts payable, accrued expenses and other liabilities		1,524
TOTAL LIABILITIES	$	19,516

MEMBER'S EQUITY

Member's equity		377,794
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	397,310

BHK Securities, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023

1. **Organization and Nature of Business**

BHK Securities, LLC (Company) is a dually registered broker dealer and registered investment advisor with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of BHK Holdings, LLC (Parent). The Company is an introducing broker and executes and clears securities transactions and provides custody of client assets primarily through Wells Fargo Clearing Services, LLC under the trade name First Clearing as clearing broker.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash equivalents in brokerage deposit accounts, utilizing an automated process to sweep surplus funds into a higher-yielding investments. This strategy enables the Company to optimize returns idle cash while maintaining liquidity. The Company monitors these accounts and does not expect to incur any losses from such accounts. The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2023, the Company recognized $64,683 in cash equivalents.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2023 financial statements.

BHK Securities, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

Transactions with Brokers, Dealers and Clearing Organizations

The Company has a fully-disclosed clearing agreement with First Clearing. Under the terms of this agreement, the Company is required to maintain a minimum $100,000 deposit with First Clearing to facilitate the clearance and settlement of trades, as well as provide collateral against potential trading losses or obligations arising from security transaction services. The deposit is recognized as an allowable asset in the Company's net capital computation.

At December 31, 2023, the Company had $8,545 net receivable from First Clearing and this amount is disclosed in the Statement of Financial Condition. Broker dealer receivables are generally received within 30 days. Aged receivables from brokers, dealers and clearing organizations are treated as non-allowable assets in the Company's net capital computation. Based on the nature, contractual life and historical information, the Company has determined that there are de minimis expected credit losses of aged broker receivables; consequently, there is no requirement for an allowance for credit loss.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provision of the ASC 740 as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction and does not have any carry forward losses or deferred tax assets.

Fair Value Measurement

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

BHK Securities, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

Level 1 – Financial instruments in Level 1 are highly liquid instruments valued using unadjusted quote prices in active markets for identical assets or liabilities.

Level 2 – Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (prices for similar instruments).

Level 3 – Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgement or estimates and are generally valued using discounted cash flow techniques.

3. **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables and payables with brokers, dealers, and clearing organizations include cash on hand and commission receivables, less amounts payable for transaction costs on pending securities transactions with First Clearing. The Company reports receivables at their net realizable value. The balances of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2023 were as follows:

	Receivable	Payable
Receivables from brokers, dealers and clearing organizations	$ 8,545	$ -

4. **Investments, at fair value**

The table below illustrates the Company's fair value hierarchy as of December 31, 2023, for assets carried at cost in the Statement of Financial Condition. The values closely approximate fair value owing to their short-term and highly liquid nature.

	Fair Value Measurement Using		
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Investments	Level 1	Level 2	Level 3
Cash Equivalents	$ 64,683	$ -	$ -
Money Market Investments	203,991	-	-
Total investments at fair value	$ 268,675	$ -	$ -

BHK Securities, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

5. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses denote upfront payments made for future goods, services, or rights. The Company employs a systematic methodology to recognize and distribute these expenses over the periods during which the associated benefits are realized. As of December 31, 2023, the aggregate amount of the Company's prepaid deposits and expenses is $15,098, as disclosed in the Statement of Financial Condition.

6. **Related Parties**

The Company has engaged in an expense sharing arrangement with the Parent receiving a monthly allocation of occupancy expenses incurred by the Parent on its behalf. The agreement is considered month-to-month until and is subject to termination by either party. As of December 31, 2023, the Company had no outstanding payable due to related parties.

7. **Employee Benefit Plans**

The Company participates in the Parent Company's 401k profit sharing retirement plan covering all employees who meet eligibility requirements. The Company's annual discretionary contribution to the plan is based on employee eligible earnings and results of the Company's operations.

8. **Net Capital and Reserve Requirements**

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $100,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

As of December 31, 2023, the Company possessed a net allowable capital of $358,434, exceeding the required minimum net capital by $258,434. The ratio of aggregate indebtedness to net capital at the same date stood at 5.44%.

Reserve Requirements

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Additionally, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2023, without exception.

BHK Securities, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

9. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2023, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

10. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended December 31, 2023.

11. **Member's Equity**

In the fiscal year ending on December 31, 2023, the Company executed capital distributions totaling $833,683 to the Parent, significantly influencing the Company's capital structure throughout the reporting period thereby marking it as a noteworthy event.

12. **Risks and Uncertainties**

Cash Equivalents

Investing in highly liquid money market funds carries certain risks and uncertainties. While these funds are known for their stability and short-term nature, they are not entirely risk-free. The primary risk lies in the potential for fluctuations in interest rates, which can impact the fund's returns. Additionally, money market funds are subject to credit risk, as they invest in short-term debt securities issued by various entities. Market conditions and economic factors can also influence the performance of these funds. Furthermore, regulatory changes or disruptions in financial markets can introduce uncertainties. While money market funds aim to maintain a stable net asset value (NAV), there is a slim chance that the NAV may deviate, albeit slightly, from the customary $1 per share. The Company has conducted a thorough risk assessment and concluded that there is no significant risk associated with these investments.

Rising Interest Rates

The significant increase in interest rates by the Federal Reserve, aimed at curbing uncontrolled inflation, presented substantial challenges for financial markets throughout the year. Amidst this uncertainty, inflation, eroding the purchasing power of money, lead to higher prices for goods and services, affecting the overall cost of living and potential budgetary constraints for investors. The prevailing rationale suggests that an uncertain market environment can cause investors to postpone investment decisions or hold off on making significant financial commitments as investors await clearer signals. Consequently, the extent of any negative impact to the Company depends on developments which are highly uncertain and cannot be predicted.

BHK Securities, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2023
(Continued)

13. **Subsequent Events**

Management has evaluated all events or transactions that occurred subsequent to December 31, 2023 through the date of the issued financial statements and has determined that there were no material recognizable subsequent events that required recording or disclosures in these financial statements.